May 7, 2025

Patrick Hallinan
Chief Financial Officer
Stanley Black & Decker, Inc.
1000 Stanley Drive
New Britain, CT 06053

        Re: Stanley Black & Decker, Inc.
            Form 10-K for the Year Ended December 28, 2024
            Form 10-Q for the Quarter Ended March 29, 2025
            Response Letter dated April 29, 2025
            File No. 001-05224
Dear Patrick Hallinan:

       We have reviewed your April 29, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our April 1,
2025 letter.

Form 10-K for the Year Ended December 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Certain Items Impacting Earnings, page 32

1. We note from your response to prior comment 2, that in 2024, the footprint rationalization adjustment includes $45.2m of costs related to the transformation or re-
       configuration of other sites within your manufacturing and distribution network. You also state that these costs primarily related to inventory transfer costs and engineering and information technology costs to re-configure the operations, processes, floorplans or system functionality, as applicable by site, in order to integrate and globalize product value streams within manufacturing centers of excellence and create an integrated hub-and-spoke distribution model with strategically located regional sites
 May 7, 2025
Page 2

      to reduce delivery times to customers. Please explain to us why you believe these costs do not represent normal recurring operating costs of the business. See guidance in Question 100.01 of the C&DI on Non-GAAP Financial Measures.
       Additionally, regarding the adjustment for accelerated depreciation in both 2024 and
      2023, please explain to us the nature of the underlying assets, whether the assets continue to be used in operations, and when you intend to retire the assets.
2. We note from your response to our prior comment 3 that the non-cash asset write-
      downs of $44 million in 2023 included in footnote (1) related to tooling and inventory
      (predominantly raw materials and WIP) driven primarily by the closure of the Fort
      Worth, Texas manufacturing site. Please note that it is not appropriate to adjust non-
      GAAP financial measures for inventory charges as they represent normal, recurring costs of operations. Please revise future filings accordingly.
Form 10-Q for the Quarter Ended March 29, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 31

3.    We note your summary of pre-tax Non-GAAP adjustments on page 33. Please tell us
      the nature of the costs included in the line item titled    Complexity
Reduction
      & Operational Excellence    and explain to us how they differ from
Strategic Sourcing
      & Operational Excellence costs. Also, please explain to us why these are not considered normal recurring operating costs of business. See guidance in Question
      100.01 of the C&DI on Non-GAAP Financial Measures.
       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing